UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S EXTRAORDINARY MEETING

HELD ON OCTOBER 30th, 2026

DATE, TIME AND PLACE: October 30th, 2026, at 11.00 a.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 2nd paragraph of Section 40 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Fiscal Council’s Meeting of the Company was held with the presence of Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”), with Mrs. Luciene Rodrigues Abrão Pandolfo, Secretary, also attended the meeting.

AGENDA: Evaluation of the proposed merger ("Incorporation") of I-Systems Soluções de Infraestrutura by the Company.

CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

Evaluation of the proposed merger ("Incorporation") of I-Systems Soluções de Infraestrutura by the Company.

Based on the supporting materials provided by the Company’s Chief Financial Officer, with support from the Accounting, Reporting & Administrative Services area, a proposal was presented for the Company to incorporation with I-Systems Soluções de Infraestrutura S.A. (“I-Systems”).

After the analysis and discussion of all documents regarding to the Merger, namely: (i) Protocol and Justification of Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraisal firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

September 17th, 2026

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members and by the Secretary of the Board.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 30th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, after the analysis and discussion of all documents regarding the proposed incorporation of the I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) into the Company, pursuant to Sections 223, 224, 225 and 227 of the Brazilian Corporate Law and of CVM Resolution No. 78/2022, namely: (i) Protocol and Justification of Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

Rio de Janeiro, October 30th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer